**EXHIBIT A**

General

1.      *We reissue comment 3 of our letter dated April 23, 2014.  Please provide additional analysis supporting your conclusion that the PIPE Investment, Backstop Commitment, exchange of Jason stock for Quinpario Sub stock, and exchange of Quinpario Sub stock for Quinpario stock, do not involve "public offerings" within the meaning of Section 4(a)(2) of the Securities Act.*

The Company advises the Staff that the proposed exchange of Jason stock for Quinpario Sub stock, the exchange of Quinpario Sub stock for Quinpario Common Stock, the issuance of the Series A Convertible Preferred Stock in accordance with the PIPE Investment and the Quinpario Common Stock in accordance with the Backstop Commitment as consideration in the Business Combination will be carried out in reliance on the exemption from registration afforded by the provisions of Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act").

Section 4(a)(2) of the Securities Act provides that the provisions of Section 5 of the Securities Act do not apply to "transactions not involving any public offering" (the "Section 4(a)(2) exemption"). The Supreme Court has provided a two-part test to determine when the Section 4(a)(2) exemption is applicable: (i) whether any offeree needs the protection of the Securities Act and (ii) whether each offeree had access to the kind of information that would be provided in a registration statement. See *Securities and Exchange Commission v. Ralston Purina Co.*, 346 U.S. 119 (1953). The following factors have been applied by the Commission and courts to determine whether the Ralston test is satisfied:

- the number of offerees and their relationship to each other and the issuer;

- the number of securities offered and the size of the offering;

- the manner of the offering;

- the sophistication and experience of the offerees;

- the nature and kind of information provided to offerees or to which offerees have ready access; and

- the actions taken by the issuer to prevent the resale of securities.

**Exchange of Jason Stock for Quinpario Sub Stock and Exchange of Quinpario Sub Stock for Quinpario Common Stock**

In the context of the exchange of Jason stock for Quinpario Sub stock and the exchange of Quinpario Sub stock for Quinpario Common Stock, these factors may be analyzed as follows:

Number of Offerees and their Relationship to Each Other and the Issuer. If the Business Combination is consummated, initially an aggregate of 3,485,557 shares of Quinpario Sub stock will be issued to the Rollover Participants in exchange for Jason stock. The Rollover Participants will then have the right to exchange all or a portion of their Quinpario Sub shares into the same number of Quinpario Common Stock. Each Rollover Participant occupies a senior management position and/or serves as a director of Jason, or is a key investor of Jason and, through these positions and relationships with Jason, each Rollover Participant has been an active participant in the transaction process. The Rollover Participants include David C. Westgate, Jason's Chairman, President and Chief Executive Officer, Stephen L. Cripe, Jason's Chief Financial Officer, William P. Schultz, Jason's General Counsel, David A. Cataldi, Jason's President of Janesville Acoustics, Srivas Prasad, Jason's President of Milsco Manufacturing Company, Florestan Von Boxberg, Jason's President of Jason Finishing Group, John J. Hengel, Jason's Vice President of Finance, two other members of Jason's senior management team not named in the Proxy Statement, Vincent L. Martin, a current director of Jason, having co-founded Jason and previously served as Chairman and Chief Executive Officer of Jason, and the Rollover Funds, consisting of Saw Mill Capital LLC, Falcon Investment Advisors, LLC and Hamilton Lane Co-Investment Fund II, LP.

As a result of the transaction, the Rollover Participants will receive the right to receive Quinpario Sub stock, a subsidiary of Quinpario, and ultimately the right to exchange all or a portion of their Quinpario Sub stock into common stock in the combined company. However, due to the nature of Quinpario's business as a blank check company, the operations of the combined company will be almost entirely Jason legacy operations. The Rollover Participants are intimately familiar with the operations of Jason through their positions, tenure and relationship with Jason. Additionally, during the due diligence and negotiating process, the Rollover Participants have developed a deep understanding of the operations of Quinpario.

These pre-existing relationships of the Rollover Participants with a subsidiary of the combined company in which they will receive Common Stock (or potentially ultimately the combined company itself) establish "the requisite association with and knowledge of the issuer which make the Section 4[(a)](2) exemption available." See SEC Release No. 33−4552.

Number of Securities Offered and the Size of the Offering. As stated above, the exchange of Jason stock for Quinpario Sub stock and the exchange of Quinpario Sub stock for Quinpario Common Stock is limited to the Rollover Participants. Consequently, the number of securities and size of the offering are narrowly tailored to provide each Rollover Participant the necessary incentive to participate in the Business Combination. To the extent the Rollover Participants elect to exchange all of their Quinpario Sub stock for Quinpario Common Stock, such collective ownership will be below 15% of the ownership of Quinpario. If any of Quinpario's stockholders exercise their redemption rights, the ownership interest in Quinpario of Quinpario's public stockholders will decrease and the ownership interest in Quinpario of Quinpario's initial stockholders, including its Sponsor, will increase, although Quinpario's and the Rollover Participants' respective ownership interests in Quinpario Sub will change, at the option of the Rollover Participants, only in the event that redemptions by Quinpario stockholders cause Quinpario to maintain less than $115.0 million in the Company's trust account.

Manner of the Offering. The Company only communicated with the Rollover Participants following the execution of a confidentiality agreement between Jason and the Company. The Company did not use general advertising or general solicitation in connection with the Business Combination.

Sophistication and Experience of the Offerees. As described above, most of the Rollover Participants hold senior management positions at and/or serve as directors of Jason, or are key investors with intimate knowledge of the Company. These Rollover Participants have a tenured history in industrial manufacturing and have overseen several milestone initiatives, having successfully overseen the execution of several acquisitions, the integration of such acquired companies and navigated businesses under a range of market conditions. In addition to their tenure at and relationship with Jason, the experience of the Rollover Participants who hold senior management positions and/or who serve as directors of Jason, includes leadership of a leading supplier of systems solutions for the automotive industry, as well as leadership and management roles at major multi-industry companies and automotive companies. The Rollover Funds have long-standing, close relationships with Jason and senior management and knowledge of Jason's operations, which enabled them to evaluate the merits and risks of the Business Combination. The Rollover Funds are "accredited investors" within the meaning of Rule 501 of Regulation D of the Securities Act, with substantial investment experience (and in all likelihood are Qualified Institutional Buyers). Most of the Rollover Participants who hold senior management positions and/or who serve as directors of Jason are also accredited investors. In addition, even if none of such participants is considered accredited investors, there would be significantly fewer than 35 offerees who are "non-accredited" investors. Furthermore, each Rollover Participant has represented to the Company that he, she or it has consulted, or has had an opportunity to consult, with legal counsel and other advisors with respect to, and fully understands the meaning, intent and risks of, the transactions contemplated by the Business Combination.

Nature and Kind of Information Provided to Offerees or to Which Offerees Have Ready Access. The Company is subject to the periodic reporting requirements of the Exchange Act. In connection with the Business Combination, the Company has filed a Proxy Statement which includes all material information relating to the Company. The senior management of Jason, all of whom are Rollover Participants, participated in the preparation of the Proxy Statement and the Financial Statements included therein. Additionally, the Rollover Participants had access to the Company's public filings during the negotiation process and thereafter.

Actions Taken by the Issuer to Prevent the Resale of Securities. In connection with the transaction, the Rollover Participants will execute an Investor Rights Agreement which will include representations and warranties from the Rollover Participants that they are acquiring the securities issued for his or their own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempt from registration under the Securities Act.

In summary, the issuance involved a limited number of financially sophisticated participants, each of whom (i) had a pre-existing relationship with the Company, (ii) was given access to information relevant to his investment, and (iii) was offered securities in a manner not involving any general advertising or solicitation. Based on the Ralston test and the factors applied by the Commission and courts to determine whether the Ralston test is satisfied, the Company respectfully submits that the exchange of Jason stock for Quinpario Sub stock and the exchange of Quinpario Sub stock for Quinpario Common Stock will be carried out in accordance with the Section 4(a)(2) exemption.

**PIPE Investment and Backstop Commitment**

In the context of the issuance of the Series A Convertible Preferred Stock in accordance with the PIPE Investment and the Quinpario Common Stock in accordance with the Backstop Commitment, the following characteristics of the issuances make it clear that there is no "public offering" of securities contemplated by the issuance of Series A Convertible Preferred Stock and Quinpario Common Stock and that the Section 4(a)(2) exemption applies to such issuances.

There are only seven persons or fund families which will be purchasing the Series A Convertible Preferred Stock or participating in the Backstop Commitment, all of whom are sophisticated investors and most of whom are Qualified Institutional Buyers. Each purchaser has also previously made representations to the Company regarding its ability to evaluate the merits and risks of an investment. Given the type of purchaser involved in the purchase, we believe that each purchaser has the knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of investing in the Company's Series A Convertible Preferred Stock and Common Stock. Since the Company is a reporting issuer under the Exchange Act and current in its reporting requirements, we believe that the purchasers have current information regarding the Company and its financial position sufficient to make an informed investment decision regarding the issuances. Each purchaser will make in connection with the issuance of the Series A Convertible Preferred Stock in accordance with the PIPE Investment and the Quinpario Common Stock in accordance with the Backstop Commitment, certain representations that he or she will acquire the stock for himself or herself and not with a view toward distribution. Lastly, the Company has not engaged in any form of general solicitation or general advertising with respect to the issuance of its Series A Convertible Preferred Stock and Common Stock.

For these reasons, we believe the issuance of the Series A Convertible Preferred Stock and the Backstop Commitment will also be carried out in accordance with the Section 4(a)(2) exemption.

2.      *Please refer to your response to comment 4 of our letter dated April 23, 2014 and the possibility that "a substantial percentage" of shares could be purchased and at a premium. Please provide additional analysis of the factors you referenced in (a), (b), (c), (f) and (g). For example, advise us of the number of holders the Company's founders and affiliates intend to solicit or have solicited; the percentage of the issuer's stock the founders and affiliates may purchase or have purchased and the price per share the founders and affiliates will offer holders or have already offered. Advise us of the limit on any estimated maximum amounts if you are unable to predict with any greater specificity. Also, if purchases of shares have not been made, advise us of how far in advance of the shareholder vote founders and affiliates intend to purchase shares and how you will disclose such purchases.*

As indicated in the Proxy Statement, the Company's Sponsor, directors, officers, advisors or their affiliates will only solicit holders to sell their shares of Quinpario Common Stock if such holders have elected to have their shares redeemed in conjunction with this proxy solicitation. The purpose of these purchases would be to increase the likelihood of the satisfaction of the requirements that the holders of a majority of the Company's outstanding shares of common stock are voted in favor of the proposed business combination and the Company has $5,000,001 or more of net tangible assets upon consummation of the Business Combination where it appears that such requirements would not otherwise be met. The Company's Sponsor, directors, officers, advisors or their affiliates have not solicited any holder to sell their shares and do not currently intend to engage in any such solicitation. However, if they determine to do so in order to help ensure the above requirements are met, there is no limit on the number of stockholders that could be solicited, the number of shares that could be purchased, nor the price per share that could be offered, and it would be entirely within their discretion as to whether to make any purchases and on what terms. There is also no limit on the timing of these purchases and as previously indicated in our response to prior comment 4, purchases could be made at any time up until the vote on the proposed Business Combination. Nevertheless, the Proxy Statement disclosing the fact that the Company's Sponsor, directors, officers, advisors or their affiliates could make such purchases has been on file since March 28, 2014 so holders have had a significant amount of time to understand the potential for these purchases. To the extent purchases are made, all such purchases will be made in accordance with applicable law and the Company would report such purchases on a Current Report on Form 8-K. In addition, to the extent any purchaser is a Section 16 filer, such purchaser would be required to report the purchase on a Form 4.

3.      *We reissue comment 5 of our letter dated April 23, 2014. Please revise your prospectus to disclose the identities of the Rollover Participants. We note that every member of your Jason's executive officers is a Rollover Participant.*

        We will revise Page 7 of the Proxy Statement to disclose the identities of each of the Rollover Participants as follows:

        "Rollover Participants" means (i) each of Jason's current executive officers, which includes: David C. Westgate, Chairman, President and Chief Executive Officer, Stephen L. Cripe, Chief Financial Officer, William P. Schultz, General Counsel, David A. Cataldi, President, Janesville Acoustics, Srivas Prasad, President, Milsco Manufacturing Company, Dr. Florestan von Boxberg, President, Jason Finishing Group, and John J. Hengel, Vice-President, Finance, (ii) two non-executive officers of Jason, (iii) existing director of Jason, Vincent L. Martin, and (iv) the Rollover Funds ~~and other former equity holders of Seller together with certain members of Jason's management~~.

4.      *In an appropriate part of your proxy statement, please disclose the information regarding the sources and uses of financing that you include on page 5 of your investor presentation included in your Form 8-K filed on May 9, 2014.*

        We will revise Page 123 of the Proxy Statement to include the information below, immediately following "Proposal No. 1—Approval of the Business Combination—Total Quinpario Sub Shares, and Shares of Quinpario Common Stock Exchangeable therefrom, to be Issued in the Business Combination":

"**Sources and Uses for the Business Combination**

The following table summarizes the sources and uses for funding the Business Combination.

| Sources | | Uses | |
|---|---|---|---|
| ($ in Millions) | | | |
| Debt Financing: | | Purchase Price | $539 |
|    Senior Secured 1st Lien Term Loan | $310 | Warrant Tender Offer[5] | 7 |
|    Senior Secured 2nd Lien Term Loan | 110 | Fees and Expenses[6] | 35 |
|    Revolver ($40 million)[1] | -- | Cash to Balance Sheet | 118 |
| Existing Jason debt[2] | 13 | | |
| Trust account[3] | 177 | | |
| Rollover | 36 | | |
| PIPE Investment | 45 | | |
| Jason cash[4] | 8 | | |
| **Total Sources** | **$699** | **Total Uses** | **$699** |

(1) Revolver will be undrawn at the closing of the Business Combination.

(2) Comprised of estimated debt at foreign subsidiaries of Jason.

(3) Assumes no redemption of Quinpario Common Stock. In the event of redemptions of Quinpario Common Stock, Quinpario can utilize up to $17.5 million in proceeds from a private placement of common stock made pursuant the Backstop Commitment.

(4) Estimated after tax proceeds from the sale of a joint venture, which proceeds will remain in the Company pursuant to the Purchase Agreement.

(5) Assumes 50% of the public warrants are tendered at $0.75 pursuant to the Warrant Tender Offer.

(6) Includes (i) a $5.175 million deferred underwriting commissions to the underwriters in our IPO, (ii) a $3.25 million transaction fee to Stifel, Quinpario's financial advisor, (iii) an estimated $21.75 million in original issue discount, fees and expenses relating to the Debt Financing, the PIPE Investment and Backstop Commitment, (iv) an estimated $3.0 million in legal fees and expenses, (v) approximately $0.75 million relating to Quinpario's portion of the R&W policy (as defined in the section "Proposal No. 1—Approval of the Business Combination—Remedies—R&W Insurance") and (vi) approximately $0.36 million relating to other fees and expenses incurred relating to the Business Combination. This amount also includes $0.25 million that we have paid to Stifel relating to the delivery of its fairness opinion. Additionally, this amount includes the expenses incurred in connection with the filing, printing and mailing of this proxy statement and the solicitation of the approval of our stockholders, and all filing and other fees paid to the SEC, which is estimated at approximately $0.165 million."

5.      *Please provide additional disclosure throughout the proxy statement regarding the manner in which the company may sell securities under the Backstop Commitment. Please discuss the possibility that the company may sell shares before the record date of the shareholder meeting, and whether it is possible that the sale of such shares by the company may affect the likelihood that the Business Combination receives shareholder approval.*

We will revise the Proxy Statement throughout to include additional disclosure regarding the manner in which Quinpario may sell securities under the Backstop Commitment. By way of example, we are providing to the Staff our proposed additional disclosure to appear on Pages 6 and 230 of the Proxy Statement.  Additional disclosure will appear throughout the Proxy Statement substantially along these lines.  We note that no shares of Quinpario Common Stock will be sold by the Company in a private placement pursuant to the Backstop Commitment any earlier than the consummation of the Business Combination.  However, the investors that are party to the Backstop Commitment have agreed to use reasonable best efforts to purchase shares in the open market or pursuant to privately negotiated transactions with third parties on or prior to the record date for the special meeting and vote any shares owned by such investors, whether or not acquired pursuant to the Backstop Commitment, in favor of the Business Combination and the other proposals set forth in the Proxy Statement.

Page 6

"Backstop Commitment" means the commitment between Quinpario and certain investors pursuant to which such investors have collectively agreed to purchase up to $[    ]$17.5 million of shares of Quinpario Common Stock, through (x) open market or privately negotiated transactions with third parties, at a purchase price of up to $10.255 per share, to occur on or before the time required so that such shares are held of record on or before the record date for the special meeting, (y) a private placement with consummation no earlier than simultaneous with that of the Business Combination at a purchase price of $10.255 per share, or (z) a combination thereof.  Such investors have also agreed to vote any Quinpario Common Stock that they own, whether acquired pursuant to the Backstop Commitment or otherwise, in favor of the Business Combination and the other proposals set forth herein at the special meeting."

Page 230

*"Common Stock Prior to the Business Combination*

We are providing stockholders with the opportunity to redeem their shares upon the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest but net of franchise and income taxes payable, divided by the number of then outstanding public shares, subject to the limitations described herein. Our Sponsor and founders have agreed to waive their redemption rights with respect to the founder shares, the placement shares and any public shares they may hold in connection with the consummation of the Business Combination.

We will consummate the Business Combination only if a majority of the outstanding shares of common stock voted at the special meeting are voted in favor of the Business Combination Proposal and a majority of outstanding shares of common stock voted in favor of Proposal 2 at the special meeting. However, the participation of our Sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this proxy statement), if any, could result in the approval of the Business Combination even if a majority of the stockholders vote, or indicate their intention to vote, against the Business Combination.

Our initial stockholders have agreed to vote any shares of Quinpario Common Stock owned by them in favor of the Business Combination. As of the date of filing this proxy statement, our initial stockholders do not currently hold any public shares. Public stockholders may elect to redeem their public shares whether they vote for or against the Business Combination.

The investors in the Backstop Commitment have agreed to vote any Quinpario Common Stock that they own, whether acquired pursuant to the Backstop Commitment or otherwise, in favor of the Business Combination and the other proposals set forth herein at the special meeting.  Each of these investors has also agreed not to transfer any Quinpario Common Stock that it owns other than sales, in the open market, at a price of $10.265 per share or greater, of any Quinpario Common Stock owned by it on March 27, 2014, until the earlier of (i) the closing of the

Business Combination, (ii) August 15, 2014, or (iii) the public announcement by the Company of the termination of the Purchase Agreement.

Pursuant to our amended and restated certificate of incorporation, if we are unable to consummate a business combination within 16 months from the consummation of our IPO (or up to 24 months in case of extensions), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including any amounts representing interest earned on the trust account, less any interest released to us for working capital purposes, the payment of taxes or dissolution expenses (although, we expect all or substantially all of such interest released to be used for working capital purposes), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Each of our initial stockholders and initial holder has agreed to waive its redemption rights with respect to the founder shares and placement shares and any extension shares contained within the placement units and extension units issued (i) in connection with the consummation of a business combination, (ii) if we fail to consummate our initial business combination within 16 months from the consummation of our IPO (or up to 24 months in case of extensions), (iii) in connection with an expired or unwithdrawn tender offer, and (iv) otherwise upon our liquidation or in the event our board of directors resolves to liquidate the trust account and ceases to pursue the consummation of a business combination prior to the expiration of the 16 month (or extended) period. However, if our initial stockholders or any of our officers, directors or affiliates acquire public shares, they will be entitled to redemption rights with respect to such public shares if we fail to consummate our initial business combination within the required time period."

## Summary Term Sheet, page 1

6.      *We note your statements here and elsewhere that you will be expanding your board to allow for another three directors, that two of your current directors will leave, and that another four will join your board, two from Jason and two independent directors.  It would appear that you intended to state that you would be joined by three independent directors.  Please revise.*

We will revise the referenced statements appearing on Page 1 of the Proxy Statement and elsewhere to address this comment as follows:

"Upon the closing of the Business Combination, we anticipate increasing the size of our board of directors from six to nine directors, three of whom will be voted upon by our stockholders at the special meeting. Two incumbent directors of Quinpario, Walter Thomas Jagodinski and Ilan Kaufthal, have informed us that they will resign from our board of directors upon closing of the Business Combination. Our board of directors intends to fill the vacancies created by such resignations and the increased size of the board of directors, with two incumbent directors of Jason and ~~two~~ three newly appointed independent directors. If all director nominees are elected and the Business Combination is consummated, our board of directors will consist of existing Quinpario directors, James P. Heffernan, Edgar G. Hotard, Jeffry N. Quinn and Dr. John Rutledge, existing Jason directors, Vincent L. Martin and David C. Westgate, and three newly appointed directors, Robert H. Jenkins, James M. Sullivan and James F. Stern."

Summary of the Proxy Statement, page 21

7. *Please place the discussion of Jason's business, currently on page 30, in a more prominent location. Please also provide a more thorough discussion of Jason's segments, including a discussion of the competitive strengths and weaknesses of each.*

We will revise the Proxy Statement such that the discussion of Jason's business, currently appearing on Page 30 of the Proxy Statement, will now appear at the beginning of the section entitled "Summary of the Proxy Statement." In addition, we will revise the second paragraph of the summary of Jason's business appearing on Page 30 of the Proxy Statement as follows to provide a more thorough discussion of Jason's segments:

"Jason's goal is to focus on markets with sustainable growth characteristics and where we believe we are, or have the opportunity to become, the industry leader. Jason's finishing business focuses on the production of industrial brushes, buffing wheels and buffing compounds that are used in a broad range of industrial and infrastructure applications. While our finishing business competes with numerous domestic and international companies across numerous product lines, the market is highly fragmented with most participants having single or limited product lines and serving specific geographic markets. We believe that resurgence in demand from the manufacturing, industrial and energy markets is driving demand for finishing products. In the long-term, the finishing market is closely tied to overall growth in industrial production, which we believe has fundamental and significant long-term growth potential. Jason's seating business supplies seating solutions to equipment manufacturers in the motorcycle, lawn and turf care, industrial, agricultural, construction and power sports end markets and is the sole supplier of original equipment manufacturer ("OEM") seating to a major U.S.-based manufacturer of heavy motorcycles. The market for seating products is dominated by several large domestic and international participants who are often awarded contracts as the sole supplier for a particular product. Production and demand for motorcycles, lawn and garden equipment and construction equipment has rebounded since the recession and we expect activity to continue to improve in these sectors. The acoustics business manufactures engineered non-woven, fiber-based acoustical products for the North American auto industry. The market for automotive acoustical products is dominated by several large domestic and international participants who are often awarded contracts as the sole supplier for a particular automotive platform based on innovative styling, price or acoustical performance of their products. The components business is a diversified manufacturer of stamped, formed, expanded and perforated metal components and subassemblies for rail and filtration applications, outdoor power equipment, small gas engines and smart utility meters. Demand in the components market is influenced by the broader industrial manufacturing market, which Jason believes has fundamental and significant long-term growth potential, as well as trends in the perforated and expanded metal, smart meter, rail and outdoor power equipment industries. The market for component products is highly fragmented with most participants having single or limited product lines, serving specific geographic markets or providing niche capabilities applicable to a limited customer base."

Risk Factors, page 38

Risk Factors Relating to Jason's Business, page 38

Volatility in the prices of raw materials and energy prices and our ability to ... page 38

8. *Please expand your disclosure here and elsewhere as appropriate to describe your ability to pass fluctuations in raw material prices to your customers. While you repeatedly state that you attempt to do so, you do not provide disclosure regarding your ability to do so other than in the automotive segment.*

We will revise the Proxy Statement to include the following disclosure here and elsewhere as appropriate:

"Although our contracts and long term arrangements with our customers generally do not expressly allow us to pass through increases in our raw materials, energy costs and other inputs to our customers, we endeavor to discuss price adjustments with our customers on a case by case basis where it makes business sense."

An adverse change in the interest rates for Jason's borrowing could adversely ... page 49

9. *We note your response to comment 16 of our letter dated April 23, 2014. It appears that this risk factor pertains to Jason's current debt arrangements, rather than post-business combination arrangements. If true, please revise to indicate that the risks you detail here will be significantly reduced or eliminated after the business combination transaction.*

We will revise this risk factor in the Proxy Statement as follows:

"Following the Business Combination, we will pay~~Jason pays~~ interest on outstanding borrowings under ~~its~~ our credit facilities at interest rates that fluctuate based upon changes in certain short term prevailing interest rates. An adverse change in these rates could have a material adverse effect on ~~Jason's~~ our financial position, results of operations and cash flows and ~~its~~ our ability to borrow money in the future. At times, ~~Jason~~ we will enters into interest rate swaps to hedge some of this risk. If the duration of interest rate swaps exceeds one month, ~~Jason~~ we will have to mark-to-market the value of such swaps which could cause ~~Jason~~ us to recognize losses in ~~its~~ our accounts."

Risk Factors Relating to Jason's Indebtedness, page 50

10. *Please disclose any risks posed by restrictive covenants that are part of the Debt Financing, or advise us if no such covenants exist. Please also disclose here, and elsewhere as appropriate, the interest rate and repayment terms of your contemplated debt. See comment 17 of our letter dated April 23, 2014.*

We will revise the disclosure on Page 50 of the Proxy Statement to include the following:

"A breach of a covenant or restriction contained in the Debt Financing could result in a default that could in turn permit the affected lenders to accelerate the repayment of principal and accrued interest on our outstanding loans and terminate their commitments to lend additional funds. If the lenders under such indebtedness accelerate the repayment of our borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings as well as other indebtedness.

Under current market conditions, following the exercise of "flex" provisions we expect the interest rate on the first lien term loans to be the percentage per annum equal to (i) the alternate base rate plus 350 basis points or (ii) LIBOR plus 450 basis points (with a LIBOR floor of 1.00%). Under current market conditions, following the exercise of "flex" provisions we expect the interest rate on the first lien revolving loans to be the percentage per annum equal to (i) the alternate base rate plus 225 basis points or (ii) LIBOR plus 325 basis points (with step downs based on achieving certain first lien net leverage ratios). Under current market conditions, following the exercise of "flex" provisions we expect the interest rate on the second lien term loans to be the percentage per annum equal to (i) the alternate base rate plus 700 basis points or (ii) LIBOR plus 800 basis points (with a LIBOR floor of 1.00%)."

Acquisition Financing, page 89

11.    *Please clarify whether the terms of the Debt Commitment that you discuss here reflect the exercise of the "flex" provisions referred to in your response to comment 26 of our letter dated April 23, 2014.  If these terms do not reflect the exercise of the "flex" provisions, please disclose the impact that the exercise of such provisions may have on your debt arrangements.*

We will revise the disclosure on Page 89 of the Proxy Statement to include the following:

"Under current market conditions, following the exercise of "flex" provisions we expect the interest rate on the first lien term loans to be the percentage per annum equal to (i) the alternate base rate plus 350 basis points or (ii) LIBOR plus 450 basis points (with a LIBOR floor of 1.00%). Under current market conditions, following the exercise of "flex" provisions we expect the interest rate on the first lien revolving loans to be the percentage per annum equal to (i) the alternate base rate plus 225 basis points or (ii) LIBOR plus 325 basis points (with step downs based on achieving certain first lien net leverage ratios).  Under current market conditions, following the exercise of "flex" provisions we expect the interest rate on the second lien term loans to be the percentage per annum equal to (i) the alternate base rate plus 700 basis points or (ii) LIBOR plus 800 basis points (with a LIBOR floor of 1.00%)."

Background of the Business Combination, page 100

12.    *We note your revisions on page 107 regarding the terms of the stock purchase agreement and related documentation that were subject to negotiation by the parties.  Please expand your disclosure here, and where you discuss the negotiation of the minimum trust account amount following redemption, to provide more clarity into what positions the parties took and why the terms that were ultimately agreed upon were mutually acceptable.*

We intend to revise Page 107 of the Proxy Statement to address this comment as follows:

"Between March 7, 2014 and March 16, 2014, representatives of Quinpario and Jason and their respective legal counsel and financial advisors met several times, telephonically and in-person, to negotiate and discuss the terms of the stock purchase agreement and related documentation, including with respect to indemnification, representations and covenants related to tax matters, the mechanics of determining the estimated purchase price, including adjustments required in connection with the sale by Jason of its interest in Ningbo Industrial Power Brushes Limited and NIPB Holdings Ltd., and the terms of the investor rights agreement. With respect to negotiations regarding indemnification and representations, the parties agreed that Quinpario procure a transaction representations and warranties insurance policy, with Jason bearing 50% of such cost in an amount not to exceed $750,000 to Jason.

On March 14, 2014, Quinpario's board of directors met telephonically to consider the potential acquisition of Jason including the approval of the definitive stock purchase agreement, which was in substantially final form as described below. Also in attendance were certain officers of Quinpario and representatives of Olshan, Graubard, JVB and Stifel. Mr. Quinn reviewed with the board of directors of Quinpario the terms of the proposed acquisition of Jason, including the transaction value of $538.65 million, and the rollover of ownership interests by certain equity holders and management of Jason of approximately $35 million. Certain officers of Quinpario then provided an overview of the sources and uses of the transaction, the expected pro forma capitalization at closing and returns analysis, an overview of the debt financing, an overview of the key terms of the stock purchase agreement and related transaction documents, an overview of the diligence process, the expected timeline to closing, and a detailed review of Jason's business and how Quinpario's capabilities and expertise would benefit Jason. Following that discussion, representatives of Stifel reviewed for our board of directors the various financial analyses it performed. Thereafter, Stifel provided its oral opinion, subsequently confirmed in writing, to our board of directors to the effect that, as of March 14, 2014, and subject to and based upon the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Purchase Price to be paid by Quinpario in the Business Combination pursuant to the stock purchase agreement was fair to Quinpario, from a financial point of view. After considering the proposed terms of the stock purchase agreement and other related transaction agreements and the various presentations of Quinpario management and Stifel, including receipt of Stifel's oral opinion, and taking into account the other factors described below under the heading title "Quinpario's Board of Directors' Reasons for the Approval of the Business Combination," our board of directors unanimously approved the stock purchase agreement and related agreements and determined that it was advisable and in the best interests of Quinpario to consummate the business combination and other transactions contemplated by the stock purchase agreement and related agreements, subject to the negotiation of the final terms of the stock purchase agreement and the related agreements.

Following the meeting of our board of directors, Quinpario and Jason continued to negotiate the final terms of the stock purchase agreement, including with respect to representations and covenants related to employment and tax matters and certain related indemnification obligations. Among the changes from the draft stock purchase agreement reviewed by Quinpario's board of directors was the establishment of the termination date as August 15, 2014 and a reduction from $135.0 million to $115.0 million in the amount required to remain in the Trust Account following the completion of the redemption by Quinpario's stockholders of its public shares, which was a condition to Quinpario's and Quinpario Sub's obligation to close. Jason had requested that the amount required to remain in the trust account following the completion of the redemption by Quinpario's stockholders of its public shares be lowered so as to reduce the possibility that the deal might not close. Following the completion of additional due diligence regarding Jason's financial position and further discussions with the Lenders regarding the Debt Financing, Quinpario was able to make the determination that the amount required to remain in the trust account following the completion of the redemption by Quinpario's stockholders of its public shares could be reduced as requested by Jason without impacting Quinpario's ability to close the transaction. In addition, the Purchase Agreement was revised to reflect Jason's agreement to attempt in good faith to secure from each person who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated therein that would be deemed to constitute "parachute payments" (within the meaning of Section 280G of the Code (as defined herein) and the regulations promulgated thereunder ) a waiver of such person's rights to all of such payments and/or applicable to such person so that all remaining payments and/or benefits applicable to such person shall not be deemed to be "excess parachute payments" (within the meaning of Section 280G of the Code), and (ii) to the extent such waivers are obtained, solicit the approval of Jason's stockholders of the such waived benefits, in a manner intended to comply with the applicable sections of the Code and the regulations promulgated thereunder.

On March 16, 2014, Quinpario and Jason entered into the Purchase Agreement."

Certain Company Projected Financial Information, page 120

13.    *We note your disclaimer that neither you nor Jason will update or revise the prospective financial information even in the event that any or all of the underlying assumptions are shown to be in error.  Please provide an analysis of your basis for disclaiming responsibility to update these projections if the underlying assumptions were in erroneous.*

We will revise Page 121 of the Proxy Statement to remove the referenced disclaimer that neither Quinpario nor Jason will update or revise the prospective financial information even in the event any or all of the underlying assumptions are shown to be in error, as follows:

"Quinpario and Jason do not generally publish its business plans and strategies or make external disclosures of its anticipated financial condition or results of operations. Quinpario and Jason have not updated, and do not intend to update or otherwise revise, the prospective financial information to reflect circumstances existing since its preparation including any changes in general economic or industry conditions, or to reflect the occurrence of unanticipated events, ~~even in the event that any or all of the underlying assumptions are shown to be in error~~. Neither Quinpario, Jason nor any of our respective representatives or advisers makes any representation to any person with regard to the ultimate performance of Quinpario, Jason or the surviving corporation."

14. *Please revise to disclose the projections provided to Quinpario by Jason, as well as Quinpario's projections of Jason's financial information based upon that data. Please ensure that the adjustments made by management are clear. See comment 32 of our letter dated April 23, 2013.*

We will revise the Proxy Statement to disclose that the projections provided on Page 121 of the Proxy Statement, under the table entitled "Quinpario's Projected Financial Information of Jason" include all projections provided to Quinpario by Jason unchanged and with no adjustments made by Quinpario management, other than (i) to include approximately $3 million in estimated annual public company costs, (ii) to exclude the after tax proceeds from the sale of a joint venture of Jason, which proceeds will remain in the Company post-Business Combination pursuant to the terms of the Purchase Agreement, and (iii) to include the expected post-Business Combination capital structure. Projections for fiscal 2013 have not been included in the Proxy Statement since actual financial information has been included elsewhere in the Proxy Statement. We intend to revise Pages 120 and 121 of the Proxy Statement as follows:

**"Certain Company Projected Financial Information**

Quinpario and Jason do not as a practice make public projections as to future revenues, earnings or other results. However, in connection with Quinpario's board of directors' consideration of the Business Combination and Stifel's financial analysis of Jason described under "—Description of Fairness Opinion of Stifel," Jason management provided to Quinpario and Stifel its non-public, three-year internal financial forecasts regarding Jason's anticipated future operations for fiscal 2013 through fiscal 2015, which was subsequently updated for fiscal 2014 through 2016. In addition, based on its due diligence of Jason, Quinpario provided to its board of directors and Stifel, five-year financial forecast information regarding Jason's anticipated future operations for fiscal ~~2016~~ 2014 through fiscal 2018, which incorporated the financial forecasts prepared by Jason management without any adjustment by Quinpario management, other than (i) to include approximately $3 million in estimated annual public company costs, (ii) to exclude the after tax proceeds from the sale of a joint venture of Jason, which proceeds will remain in the Company post-Business Combination pursuant to the terms of the Purchase Agreement, and (iii) to include the expected post-Business Combination capital structure. Quinpario has included the below summary information from such financial forecasts to give its stockholders access to certain previously non-public information because such information was considered by the ~~Board~~ board of ~~Directors~~ directors of Quinpario for purposes of evaluating the Business Combination and by Quinpario's financial advisor, Stifel, for purposes of rendering its fairness opinion. Inclusion of summary information regarding the financial forecasts in this proxy statement is not intended to influence your decision whether to vote for the Business Combination.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward complying with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information, or U.S. GAAP.

Neither Quinpario's independent auditors, nor the independent registered public accounting firm of Jason has audited, reviewed, compiled, or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither of them expresses an opinion or provides any other form of assurance with respect thereto for the purpose of this proxy statement. The report of the independent registered public accounting firm of Jason included elsewhere in this proxy statement relates to the historical financial information of Jason. It does not extend to the unaudited prospective financial information and should not be read to do so.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement are cautioned not to place undue reliance on the prospective financial information.

The accompanying prospective financial information includes financial measures that were not calculated in accordance with GAAP, namely Adjusted EBITDA. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Non-GAAP measures are not necessarily calculated the same way by different companies and should not be considered a substitute for or superior to GAAP results.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties set forth under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" contained elsewhere in this proxy statement. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Quinpario or Jason or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this proxy statement should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Considering that the Quinpario special meeting will be held months after the date the financial forecast referenced above was prepared, as well as the uncertainties inherent in any forecasted information, stockholders are cautioned not to place undue reliance on the financial forecast. This information constitutes "forward-looking statements" and actual results likely will differ from it and the differences may be material. See "Cautionary Note Regarding Forward-Looking Statements" on page [•] of this proxy statement.

Quinpario and Jason do not generally publish its business plans and strategies or make external disclosures of its anticipated financial condition or results of operations. Quinpario and Jason have not updated, and do not intend to update or otherwise revise, the prospective financial information to reflect circumstances existing since its preparation including any changes in general economic or industry conditions, or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Neither Quinpario, Jason nor any of our respective representatives or advisers makes any representation to any person with regard to the ultimate performance of Quinpario, Jason or the surviving corporation.

A summary of the five-year internal consolidated financial forecast information regarding Jason's anticipated future operations for fiscal 2014 through fiscal 2018 provided by Quinpario to Stifel in connection with Stifel's opinion and related financial analyses is as follows:

**Quinpario's Projected Financial Information of Jason**
**(dollar amounts are in millions; all amounts are approximate)**

|  | Fiscal Year Ended December 31, | | | | |
|---|---|---|---|---|---|
|  | 2014E | 2015E | 2016E | 2017E | 2018E |
| Revenue | $ 698 | $ 741 | $ 786 | $ 823 | $ 868 |
| Adjusted EBITDA | 83 | 92 | 101 | 108 | 118 |
| Adjusted EBIT | 58 | 64 | 72 | 79 | 87 |
| Capital expenditures | 23 | 24 | 25 | 27 | 29 |

Omnibus Incentive Plan, page 138

15.    *Please clarify the adjustment to the shares available for issuance under the 2014 Omnibus Incentive Plan in the event stockholders exercise their redemption rights, Quinpario issues Common Stock in a private placement under the Backstop Commitment, or you issue additional Quinpario stock pursuant to the Rollover Agreement.  Please see comment 36 of our letter dated April 23, 2014.*

Appearing on Page 138 of the Proxy Statement and elsewhere, we will revise the Proxy Statement as follows to clarify the adjustments that may be made to the amount of Quinpario Common Stock available for issuance under the 2014 Omnibus Incentive Plan:

*"Available Shares*

The aggregate number of shares of our common stock which may be issued or used for reference purposes under the 2014 Omnibus Incentive Plan or with respect to which awards may be granted may not exceed 3,814,116 shares, subject to adjustment to prevent dilution or enlargement of the rights granted to, or available for, participants under the plan.   iIn the event stockholders exercise their redemption rights and the amount of issued and outstanding shares of Quinpario Common Stock is reduced, the maximum number of shares issuable under the 2014 Omnibus Incentive Plan may be downwardly adjusted to prevent enlargement of the rights granted thereto. However, in the event the trust account falls below $115 million as a result of redemptions, Quinpario may issue to certain Rollover Participants, Quinpario Common Stock in excess of 3,485,557 shares pursuant to the rollover, in which case the amount of shares issuable under the 2014 Omnibus Incentive Plan may be upwardly adjusted to prevent dilution.  Similarly, in the event, Quinpario issues Quinpario Common Stock in a private placement under the Backstop Commitment, the amount of shares issuable under the 2014 Omnibus Incentive Plan may be upwardly adjusted to prevent dilution or we issue Quinpario Common Stock in excess of 3,436,846 shares pursuant to the rollover because our trust account has fallen below $115 million. The number of shares that will be available for issuance under the 2014 Omnibus Incentive Plan may also be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares that will be available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2014 Omnibus Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2014 Omnibus Incentive Plan."

Management, page 147

16.    *Please clarify which of your independent directors are involved in performing the duties of a nominating committee.  See Item 407(c)(1) of Regulation S-K.*

We will revise Page 153 of the Proxy Statement to clarify that all of Quinpario's independent directors are involved in performing the duties of a nominating committee, as follows:

"Our board of directors intends to establish a nominating committee and a compensation committee upon consummation of our initial Business Combination. At that time our board of directors intends to adopt charters for these committees. Prior to such time we do not intend to establish either committee, however, all of our independent directors will address any nomination process and oversee executive compensation, as required by the rules of

NASDAQ, prior to such time that we establish either committee. The board of directors believes that ~~the~~ all of our independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. We do not believe a compensation committee is necessary prior to our initial Business Combination as there will be no salary, fees or other compensation being paid to our officers or directors prior to our initial Business Combination."

Information about Jason, page 161

Finishing, page 162

17.    *Please clarify what percentage of finishing segment revenues are from "primary" products and what percentage is from abrasives.*

We will revise the Proxy Statement on Page 162 to clarify that 95% of our finishing segment's revenues are from primary products and 5% of our finishing segments revenues are from abrasives.

18.    *Please tell us why you deleted the disclosure on page 163 regarding competitive factors in the seating space.*

We will revise the Proxy Statement to include the following sentence on Page 163:

"Jason believes that competition is based mostly on innovative styling, manufacturing flexibility, quality, prices and delivery."

Competitive Strengths, page 166

19.    *We reissue comment 47 of our letter dated April 23, 2014.  Please clarify the product lines for which Jason is more than twice the size of the next largest direct competitor and disclose how much revenue is represented by these lines.  Similarly, please describe the competitive challenges posed, and which segments are affected, by your statement that "[a]cross several of Jason's products ... there are low price competitors... certain products and markets are also served by well entrenched competitors."*

We will revise the paragraph entitled "Established Industry Leader Across Four Businesses" on Page 166 of the Proxy Statement as set forth below.  Due to the competitive sensitivity of the information, Jason does not disclose revenues by product line in the Proxy Statement.

*"Established Industry Leader Across Four Businesses*

Jason's businesses have developed leading positions across various niche markets. ~~In several product lines,~~ For example, in our turf care seats, buffing wheels and buffing compounds and automotive acoustical insulation product lines, we believe we are more than twice the size of the next largest direct competitor. Jason's market share positions have created a stable platform with strong profitability upon which to grow. Our products' significant brand recognition helps to sustain our market share positions. Jason products are often viewed as the brand of choice for quality, dependability, value and continuous innovation. In several niche markets, Jason is the only provider of certain products or manufacturing capabilities. We have served many of our customers for over 25 years. Additionally, our significant market share within highly fragmented niche businesses offers potential attractive acquisition opportunities. Despite Jason's leading positions in many of our markets, we face competitive challenges in others.  In Jason's finishing and components segments, we believe certain of our competitors are small and family-owned, operate with lower operating expenses, have lower profit expectations and/or supply lower cost commodity products, which allows such competitors to provide lower cost products and compete with us on pricing.  In our seating segment, specifically with respect to highly technical seats for the agricultural and construction vehicle markets, the cost to customers of switching from a current supplier's products to ours is high, and we believe certain of our competitors have established long-term and entrenched relationships with such customers.  Such costs and relationships make it challenging to convince such customers to purchase such products from us instead of from their existing supplier~~Across several of Jason's products and markets, there are low priced competitors who either have lower investment return criteria or supply lower cost commodity products. Certain products and markets are also served by well entrenched competitors~~."

Customers, page 169

20.     *Please disclose whether any customer accounts for more than 10% of the revenue of the segment that services that customer.  Please also tell us why you deleted your list of key customers.*

        We deleted the list of key customers from the Proxy Statement because no customer accounts for more than 10% of the revenue of Jason and contractual obligations do not allow us to disclose the names of certain of our customers.  In addition, we will revise the paragraph under "Customers" appearing on Page 169 of the Proxy Statement as follows:

"**Customers**

        Jason has an entrenched base of blue chip customers that are leaders in their respective markets. Jason's customer relationships often span decades in each business. ~~Additionally, our customer base is diversified, with the largest customer accounting for only 6.7% of 2013 revenue. Jason's next four largest customers represent a combined 21.4% of 2013 revenue.~~  Additionally, our customer base is diversified.  In our finishing segment, no customer accounts for more than 10% of the revenues of such segment.  In each of our seating, acoustics and components segments, only two customers, three customers and one customer, respectively, account for more than 10% of the revenues of such segment.  Across all of Jason, no customer accounts for more than 10% of the revenues of Jason, with the largest customer accounting for only 7% of 2013 revenues.  Jason's next four largest customers represent a combined 21% of 2013 revenues."

Jason Management's Discussion and Analysis of Financial Condition and ... page 191

21.     *Please revise to include here, or elsewhere as appropriate, the disclosure called for in Part I of Form 10-Q for the first quarter of fiscal year 2014.  Please see Item 17(b)(8) of Form S-4.*

        We acknowledge the Staff's comment and will include the disclosure called for in Part I of Form 10-Q for the first quarter of fiscal year 2014 in our next amendment to the Proxy Statement.

22.     *Please provide more detail regarding the differences in demand among your business referred to on page 191, and please elaborate on the trends noted by management that may affect operations discussed under the heading "Information about Jason."  For*

*example, we note that on page 162, you describe the increasing cost of labor, manufacturing, shipping and logistics in China and increasing demand for shorter lead times from your customers, but you do not discuss these trends here. Similarly, on the following page, you discuss Jason's belief that the global motorcycle market will remain strong in the coming years, but do not discuss that expected trend here. We also note the projections for each of your segments on page 40 of your investor presentation included in your Form 8-K filed on May 9, 2014. Please see Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.*

We will revise the disclosure on Pages 191-193 of the Proxy Statement as follows:

**"General Market Conditions Business Performance and Outlook**

While differences exist among its businesses, on an overall basis, demand for most of the Company's products increased in 2013 compared to 2012 resulting in aggregate year-over-year sales growth from existing businesses. Demand in Jason's finishing segment is largely dependent upon overall industrial production levels in the markets it serves. The seating segment is principally impacted by demand from U.S. based original equipment manufacturers serving the motorcycle, lawn and turf care, construction, agricultural and power sports market segments. Demand for products manufactured by Jason's acoustics segment is primarily influenced by production levels in the North American automobile industry. Sales levels for the components segment are dependent upon new railcar, small gas engine and smart utility production levels in the U.S., as well as general U.S. industrial production levels. In addition, the Company's continued investments in sales growth initiatives and the other business-specific factors discussed below contributed to year-over-year sales and profit growth. Geographically, year-over-year sales growth during 2013 occurred in the United States and higher-growth markets such as Mexico, Brazil and Asia. Western Europe did grow slightly in the latter part of 2013 on a year-over-year basis, but sales were down on a full year basis. Jason expects overall market conditions to remain challenging due to macro-economic uncertainties and monetary and fiscal policies of countries where we do business. While individual businesses and end markets continue to experience volatility, Jason expects to benefit as general economic conditions in North America and Western Europe are expected to experience modest growth.

Regarding economic conditions, near term we expect:

- modest global GDP growth;
- continued strength in key sectors such as the North American automotive, motorcycle, rail and construction and agricultural equipment industries;
- normal seasonal demand in the turf care and small gas engine markets; and
- flat demand for smart meter assemblies for the electric utility industry.

**Strategic Initiatives**

*Continued footprint rationalization*—Jason serves its customers through a global network of manufacturing facilities, sales offices, warehouses and joint venture facilities throughout the United States and 14 foreign countries. Jason's geographic footprint has evolved over time with a focus on maximizing geographic coverage while optimizing costs. Over the past several years, Jason has closed several facilities in higher cost, mature markets and replaced them with facilities in higher growth, lower cost regions such as Mexico, India and Singapore. The Company believes that geographic proximity to existing and potential customers provides logistical efficiencies as well as important strategic and cost advantages and has also taken steps to realign its footprint within the United States During 2013, Jason began the discontinuation of manufacturing operations at its acoustics segment facility in Norwalk, Ohio and will complete the closure in 2014 as production is shifted to existing acoustics segment facilities in Michigan and Mississippi and a new facility in the Kansas City, Missouri area that will open in 2014, for the primary purpose of manufacturing acoustical components for a nearby automotive assembly plant. The Company anticipates that costs associated with rationalization activities as well as the capital required for any new facilities will be funded by cash generated from operating activities.

*Expanding into new geographical regions*—Jason believes that significant opportunity for growth exists in regions that are not currently served by its existing businesses and has identified several target markets throughout South America and Asia that it expects will provide best opportunities for new customer growth. As developing markets continue to grow and mature and as the cost of labor, manufacturing, shipping and logistics increases, it is important that Jason establish a local presence to cost effectively serve those markets. Historically the Company has approached its entry into new geographic markets by establishing low cost sales offices and warehousing operations which are then expanded to include manufacturing activities once a certain business level is achieved. This approach was used when Jason entered new markets in Mexico, Brazil and Singapore. As business segments expand into regions where other Jason businesses currently operate, our strategy is to utilize a "campus" approach where the business segment entering the market can leverage existing supply chains, human resources, sales personnel and facility capacity to quickly and economically expand production with limited new capital expenditures.

*Acquisitions*—Jason leverages acquisitions to continually drive its position in the markets it serves. Since its inception, Jason has successfully acquired and integrated 38 businesses. Jason has a well-defined, disciplined acquisition and post acquisition integration process and maintains a strong pipeline of acquisition opportunities. Due to the diverse target markets and highly fragmented competition, Jason's leading market positions make it the logical potential acquirer for many of its competitors. Although its focus in recent years has been on executing add-on acquisitions, Jason believes its acquisition integration expertise creates a potential opportunity for the addition of new product portfolios, which would significantly increase its revenue and earnings growth opportunities. Jason intends to only pursue an acquisition if it is accretive to EBITDA (earnings before interest, income taxes, depreciation and amortization) margins and does not result in a significant increase in the ratio of its total debt to EBITDA. Upon the successful completion of the Business Combination, the Company will benefit from a structure that will provide the necessary capital for acquisition growth and it fully intends to continue to aggressively pursue its acquisition strategy in the upcoming year.

*Margin Expansion*—Jason is focused on creating operational effectiveness at each of its business segments through deployment of lean principles and implementation of continuous operational improvement initiatives. While many of these activities have focused on implementing shop floor improvements we have also targeted our selling and administrative functions in order to reduce the cost of serving our customers. Additionally, during the past three years, Jason's research and development activities have placed more focus on developing new products that are of higher value to our customers, thereby providing customers with a better value proposition. Jason believes that developing new and innovative products will allow it to deepen our value-added relationships with customers, open new opportunities for revenue generation, enhance pricing power and improve margins. This strategy has been particularly effective in Jason's acoustics segment where new fiber based products have been developed to capitalize on industry trends requiring quieter automobiles and products that meet end of vehicle life recycling standards and lower weight. We would expect to continue the trend of increased spending on product development in the coming year."

## Key Measures Jason Uses to Evaluate Performance, page 202

23. *We note your response to comment 56 from our letter dated April 23, 2014. It is still unclear how you determined that your non-recurring losses or gains are non-recurring or infrequent in nature. Please tell us where you have addressed this comment. Otherwise, please tell us how you determined that your non-recurring losses or gains, including long-lived asset impairment charges, operational restructuring charges, transactional legal fees, other professional fees and one-time special bonuses, fire losses and gains, pension plan withdrawal expenses, purchase accounting adjustments and sponsor fees and expenses are non-recurring or infrequent in nature. Please note that it would not be appropriate to state that a charge is non-recurring, infrequent and unusual*

*unless it meets the specified criteria. To the extent that your adjustments do not meet the criteria for being "non-recurring," please revise your disclosures to change how you characterize these items. For additional guidance on this issue, please see Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.*

In response to comment 56 from the Staff's letter dated April 23, 2014, we revised the disclosure to clarify that adjustments to EBITDA were not "non-recurring" and limited the disclosure to a factual description of such adjustments. We also expanded the disclosure to indicate that Jason's definition of adjusted EBITDA was useful to the reader because, among other things, a similar measure is used in Jason's credit agreement.

Short-Term and Long-Term Liquidity Requirements, page 211

24.     *You state that capital expenditures for the year ending December 31, 2014 are expected to be approximately $24 million; however, you detail capital expenditures with a maximum cost of $18.5 million. Please revise to indicate what the remaining $5.5 million will be spent on.*

We will revise Page 211 of the Proxy Statement as follows:

**"Short-Term and Long-Term Liquidity Requirements**

Jason's ability to make principal and interest payments on borrowings under its U.S. and foreign credit facilities and its ability to fund planned capital expenditures will depend on its ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, regulatory and other conditions. Based on current level of operations, Jason believes that its existing cash balances and expected cash flows from operations will be sufficient to meet its operating requirements for at least the next 12 months. However, Jason may require borrowings under its credit facilities and alternative forms of financings or investments to achieve its longer-term strategic plans.

Historically, Jason's capital expenditures have ranged between 2% and 3% of annual sales with year to year fluctuations caused by the nature and timing of specific capital projects. Capital expenditures in 2013 and 2012 were higher than normal due to the replacement of assets destroyed in the November 2011 fire at Jason's Newcomerstown, Ohio facility. These expenditures were funded from proceeds under Jason's property insurance policy; however, the timing of these reimbursements lagged cash outlays due to the time required by the insurance carrier to review, approve and process the reimbursement claim. Capital expenditures for the year ended December 31, 2014 are expected to be approximately $24 million; however, this amount is an estimate and the actual amount of capital expenditures could differ materially. Jason is not anticipating significant capital expenditures in 2014 for replacement of assets lost in the Newcomerstown facility fire. The larger capital projects planned for 2014 include equipment for a new acoustics segment facility in Warrensburg, Missouri, a new metal perforating production line in the components segment, tooling for the launch of new turf care and heavy industry products in the seating segment and the expansion of an existing finishing segment facility in India. The total spending for these projects is expected to approximate $7 million. The Company anticipates spending another $5 to $10 million during 2014 on similar capital projects In addition to specific projects required to support growth initiatives and productivity improvements, and the Company annually incurs replacement capital in the range of $5 to $10 million. The Company finances its annual capital requirements with funds generated from operations. As of December 31, 2013, there were outstanding commitments totaling $1.5 million associated with equipment for the acoustics segment. Jason's U.S. credit agreement contains covenants limiting its capital expenditures at levels above its expected capital expenditures for the expected life of the agreement."

Quantitative and Qualitative Disclosures about Market Risk Interest Rate Risk, page 219

25.     *Please disclose the quantitative information regarding commodity risk in one of the formats described in Item 305(a)(1) of Regulation S-K.  Please select one of the other options if you would prefer not to use a tabular presentation format.*

We acknowledge the Staff's comment and respectfully submit that the quantitative information regarding commodity risk contemplated by Item 305(a)(1) of Regulation S-K is not required because Jason does not enter into hedging contracts.  In addition, we will delete the word "significant" from the last sentence under the heading "Commodity Risk" on Page 220 of the Proxy Statement to conform to our disclosure with the description of Jason's business on Page 169 of the Proxy Statement.

Information about Directors Expected to be Appointed to the Board Upon the ... page 222

26.     *Please provide disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  See Item 7 of Schedule 14A and Item 401(e) of Regulation S-K.*

We will revise Page 222 of the Proxy Statement as follows to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the directors identified should serve on Quinpario's board of director post-Business Combination:

**"Information about Directors Expected to be Appointed to the Board Upon the Closing of the Business Combination**

Upon the closing of the Business Combination, we anticipate increasing the size of our board of directors from six to nine directors, three of whom will be voted upon by our stockholders at the special meeting. Two incumbent directors of Quinpario, Walter Thomas Jagodinski and Ilan Kaufthal, have informed us that they will resign from our board of directors upon closing of the Business Combination. Our board of directors intends to fill the vacancies created by such resignations and the increased size of the board of directors, with two incumbent directors of Jason and two newly appointed independent directors. If all director nominees are elected and the Business Combination is consummated, our board of directors will consist of existing Quinpario directors, James P. Heffernan, Edgar G. Hotard, Jeffry N. Quinn and Dr. John Rutledge, existing Jason directors, Vincent L. Martin and David C. Westgate, and three newly appointed directors, Robert H. Jenkins, James M. Sullivan and James F. Stern. If the Business Combination and Proposal 3 are approved by stockholders, then upon closing of the Business Combination, we anticipate appointing Messrs. Heffernan, Sullivan and Stern as Class I directors, to serve a one-year term expiring at our 2015 annual meeting of stockholders, and Messrs. Jenkins, Martin and Rutledge as Class II directors, to serve a two-year term expiring at our 2016 annual meeting of stockholders. Messrs. Quinn, Westgate and Hotard, if elected at the special meeting, will serve as Class III directors to serve a three-year term expiring at our 2017 annual meeting of stockholders.

**Robert H. Jenkins** is the retired Chairman and Chief Executive Officer of Sundstrand Corporation, a diversified international company and the leading global supplier of aircraft electric generating systems for the aerospace industry. In 1999, Sundstrand merged with United Technologies Corporation. Prior to joining Sundstrand, Mr. Jenkins was Executive Vice President of Illinois Tool Works Inc. where he served for seventeen years in various business leadership roles. Mr. Jenkins began his business career with E.I. du Pont de Nemours & Company in 1966. Mr. Jenkins is the former Chairman of the Board of AK Steel Holding Corporation where he currently serves as Lead Director and Chairman of the Nominating & Governance Committee. He also serves on AK Steel's Compensation Committee. He is a member of the board of directors for Acco Brands Corporation where he serves as Lead Director and serves on the Audit Committee. Mr. Jenkins also serves on the board of Clarcor, Inc. where he chairs the Compensation Committee and serves on the Nominating & Governance Committee. In 2003, Mr. Jenkins was selected by Board Alert as one of the year's seven outstanding directors in the United States. He is a past member of the Board of Trustees for the Manufacturers Alliance and the National Association of Manufacturers. He is a member of the Board of Regents for the Milwaukee School of Engineering and a past member of the Economic Club of Chicago.

Mr. Jenkins is qualified to serve on our board of directors because of his extensive experience serving as the chief executive officer and a director of a diversified international company and in other executive roles throughout his career.  In addition, Mr. Jenkins brings significant public company board experience.

**Vincent L. Martin** is currently a director of Jason, having co-founded Jason in 1985, serving as Chairman and CEO until 1999, and as Chairman until 2004, when he retired. Under his leadership Jason expanded beyond its strong U.S. base to become a global manufacturing leader. Mr. Martin also established the core strategies that continue to guide Jason's growth. Mr. Martin received a B.S. in Industrial Engineering from Stanford and an M.B.A. from Harvard. In addition to being a director of Jason, he serves on the board of directors of Husco International. He is a past board chair of the Milwaukee Repertory Theater, the United Performing Arts Fund, and the United Way of Greater Milwaukee and is currently active with a variety of non-profit organizations.

Mr. Martin is qualified to serve on our board of directors given his substantial familiarity with Jason's business and prior roles as co-founder, Chairman and CEO of Jason.

**James F. Stern** has served since 2007 as Executive Vice President of A. O. Smith Corporation (NYSE: AOS), a leading global innovator and manufacturer of residential and commercial water heating and treatment equipment. As a member of the executive management team, Mr. Stern focuses on strategy, corporate development activities and operations oversight; and, as General Counsel and Secretary, is responsible for the legal, compliance, government affairs, securities and governance functions of A. O. Smith. Mr. Stern was instrumental in A. O. Smith's 2011 repositioning through the divestiture of its electric motor division to Regal Beloit Corporation and redeployment of capital as a focused water technology company. Prior to joining A. O. Smith, he was a partner from 1997 to 2007 with Foley & Lardner LLP, concentrating on mergers and acquisitions for public and private companies and advising corporate clients on a variety of governance, commercial and strategic matters. He also was an attorney with Latham & Watkins LLP and clerked for the Honorable Pasco M. Bowman III of the United States Eight Circuit Court of Appeals. Mr. Stern served as a member of the board of directors of the Polar Ware Company, a privately-held manufacturer of restaurant wares and beverage dispensing machines from 2007 until its sale in 2012, and currently serves on a number of charitable boards, including the Archdiocese of Milwaukee and the Fleck Foundation. Mr. Stern graduated from the University of Notre Dame (BA), Northwestern University School of Law (JD), and the Advanced Management Program at the Harvard Business School.

Mr. Stern is qualified to serve on our board of directors due to his extensive experience in business operations, including strategy, corporate development activities, operations oversight and corporate governance.  In addition, Mr. Stern's legal training and experience will serve to strengthen the board's collective qualifications, skills and experiences.

**James M. Sullivan** is Executive Vice President and Chief Financial Officer of Joy Global, Inc. since December 2012, and has global responsibility for the company's finances and accounting. Mr. Sullivan previously served as Chief Financial Officer of Solutia, Inc. from 2004 until its acquisition by Eastman Chemical Company in July 2012. Mr. Sullivan also served as Solutia's Executive Vice President from 2009 until his departure and previously served as Senior Vice President from 2004 through 2009 and Treasurer from 2004 through 2011. Mr. Sullivan also served as Solutia's Vice President and Controller from 1999 through 2004. At the time of his departure, Mr. Sullivan was responsible for Solutia's finance activities, including controllership, internal audit, investor relations, tax, treasury, risk management, credit and collections, acquisitions and divestitures and information technology. Mr. Sullivan earned a Bachelor of Science in business administration and finance from St. Louis University and his masters of business administration from Washington University.

Mr. Sullivan is qualified to serve on our board of directors because of his significant financial and accounting experience, having served as chief financial officer and in other senior financial roles at several global corporations."

Beneficial Ownership of Securities, page 240

27.     *Please tell us why you have excluded from the table the amount of common stock that the preferred stock would be immediately convertible into.*

The amount of Quinpario Common Stock that the Series A Convertible Preferred Stock would be immediately convertible into was excluded from the beneficial ownership table because (i) no executive officer or director of Quinpario, either pre- or post-Business Combination is a participant in the PIPE Investment, (ii) no current 5% owner of Quinpario Common Stock is a participant in the PIPE Investment, (iii) no investor in the PIPE Investment will acquire Series A Convertible Preferred Stock totaling greater than 5% of Quinpario Common Stock on an as converted basis, and (iv) the Company cannot confirm whether any investor in the PIPE Investment will become a 5% owner post-Business Combination as a result of the issuance of Series A Convertible Preferred Stock in the PIPE Investment, since no participant in the PIPE Investment is currently a Schedule 13D or 13G filer with the SEC.